WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035

India

December 22, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Gilmore, Accounting Branch Chief David Edgar, Staff Accountant Joyce Sweeney, Staff Accountant

Re:	Wipro Limited

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed May 19, 2014

Form 6-K filed July 28, 2014

Form 6-K filed October 30, 2014

File No. 001-16139

Dear Ladies and Gentlemen:

Wipro Limited (“Wipro” or the “Company”) expresses its appreciation of your review of its Annual Report on Form 20-F for the fiscal year ended March 31, 2014, its Form 6-K for the quarter ended June 30, 2014 and its Form 6-K for the quarter ended September 30, 2014. Wipro submits this letter in response to the letter of comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated November 24, 2014. For purposes of this letter, “Initial Response” refers to our response letter dated October 17, 2014. For the Staff’s convenience, the Company has reproduced the comments from the Staff in italics and the Company’s responses thereto are set forth below.

Form 20-F for the Fiscal Year Ended March 31, 2014

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 31. Segment Information, page 161

1.	We note your response to prior comment 3 indicating that revenue derived from your Services Lines is determined on a non-GAAP basis using a standard method of allocation of revenue. Please describe for us the allocation method and why you believe this information is determined on a non-GAAP basis. As you present service offering revenue distribution in your interim investor presentations the necessary information appears to be available. Tell us what consideration was given to providing revenue for service offerings in your segment disclosure to highlight the size of various service offerings on an annual basis. Refer to paragraph 32 of IFRS 8.

RESPONSE

We respectfully advise the Staff that the Company derives revenue primarily from software development and related services, Business Process Outsourcing (BPO) services and the sale of IT and other products. Our revenue under IFRS for financial reporting is based on the nature of the contract (time and materials, fixed price or maintenance) as stated in our accounting policies in our Annual Report on Form 20-F. For your reference, our accounting policy with respect to revenue recognition (“Revenue Recognition Policy”) is set forth on Exhibit A to this letter.

We believe that our method for determining revenues from each Service Line is not on a GAAP basis, primarily for the following reasons:

a) Our customer contracts involve multiple Service Line offerings, which, in certain cases, do not individually constitute an identifiable component that should be separately accounted for financial reporting purposes under IAS 18.

b) Our Service Line revenues are estimated by allocating contract revenues to each Service Line using a standard method of allocation which varies by type of contract. For time and material contracts, revenue for each Service Line is calculated based on the actual effort allocated to the contract by such Service Line and multiplied by the contract rates. For fixed price and maintenance contracts, revenue for each Service Line is calculated based on efforts allocated by such Service Line and multiplied by the average rate realized for the contract during the period, which may not reflect the fair value of services rendered by each Service Line. This approach to allocation of revenues is not consistent with our Revenue Recognition Policy or our methods for determining segment revenues. Accordingly, we believe that the Service Lines revenues metric is not calculated on a GAAP basis.

In our interim investor presentations for the quarters ended June 30, 2014, and September 30, 2014, we have presented our revenues under the following Service Lines: Global Infrastructure Services (GIS); Advanced Technologies and Solutions (ATS ); Business Application Services (BAS); BPO; Product Engineering Services (PES) and, for revenues that are not otherwise allocated to a Service Line, Application Development and Maintenance (ADM). As stated in our Initial Response, our Service Lines do not correspond to our business segments, and our Service Line revenue is calculated on a different basis than our segments. Therefore, we do not believe it is appropriate to provide revenue for Service Lines in our segment disclosures. Further, we routinely review and change which Service Lines we deem to be material. We may also combine or redefine Service Lines from time to time. For example, due to changes in market trends and product offerings, the Service Lines discussed above are not the same Service Lines reported for the quarters ended June 30, 2013 and September 30, 2013. As such, comparable data may not be consistently tracked and has not historically been provided. Furthermore, under paragraph 32 of IFRS 8, the amount of revenues from external customers for each product or service, or each group of similar products and services, shall be on the same basis as the entity’s financial statements. As our revenue information among Service Lines is determined on a non-GAAP basis in a manner that differs from our Revenue Recognition Policy, we believe our Service Line revenues as presented in the interim investor presentation do not meet the requirements of paragraph 32 of IFRS 8. Accordingly, this information has not been included in our segment disclosures.

Exhibit 99.1

2.	Your response to prior comment 4 indicates that you do not distribute the Condensed Consolidated Interim Financial Statements under IFRS to your shareholders. As these are published on your publicly available web-site, please provide us with your analysis explaining why you believe that you do not distribute the interim financial statements to shareholders. Refer to General Instruction B of Form 6-K.

RESPONSE

Under General Instruction B, information is required to be furnished to the SEC when, among other things, the Company distributes or is required to distribute such information to its security holders. We are not aware of any specific guidance from the SEC regarding what methods of delivery or dissemination of information constitute “distributes to security holders” under General Instruction B of Form 6-K. As stated in our response to prior comment 4, the Company is not required to distribute the Condensed Consolidated Interim Financial Statements under IFRS (the “IFRS Financial Statements”) to shareholders under Indian law or under the rules of the Indian exchanges. Therefore, the question at issue is whether the Company distributes the IFRS Financial Statements to shareholders solely because the IFRS Financial Statements are made available on the Company’s web-site. For the reasons discussed below, the Company does not believe that the posting of the financial statements on its web-site constitutes a distribution of such information to shareholders.

For purposes of analyzing whether availability on the Company’s web-site constitutes distribution to shareholders for purposes of Form 6-K, we have focused on the SEC’s guidance with respect to electronic delivery of shareholder information. In particular, our analysis is based on Release No. 34-36345, Use of Electronic Media for Delivery Purposes, issued in October 1995 (the “1995 Release”) and further updated in Release No. 33-7856, SEC Interpretation: Use of Electronic Media, issued in May 2000 (the “2000 Release” and, together with the 1995 Release, the “Electronic Media Releases”).

In the 1995 Release, the SEC’s first published guidance on use of electronic media for delivery purposes, the SEC focused on notice, access and evidence of delivery. The SEC stated that “if the document is provided on an Internet Web site… separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied.” The SEC further stated that “notice on an Internet web site and otherwise by publication in a newspaper is insufficient to alert a consenting investor of the availability on a web site of a disclosure document.” The SEC confirmed this view in the 2000 Release stating, “[w]e continue to believe that direct notice of the availability of electronic disclosure documents is necessary unless an issuer or market intermediary can otherwise establish that delivery has been made.” Finally, we note that, although electronic delivery is becoming more acceptable, generally, the requirement or permissibility of such electronic delivery is premised on compliance with certain procedures. For example, although proxy materials may be delivered or otherwise made available over the Internet, such electronic delivery is accompanied by the separate delivery a Notice of Internet Availability indicating where such materials may be found and how to access them. We do not believe that, without more, the mere posting of materials on a company web-site equals delivery or distribution of such materials.

In the 1995 Release the SEC stated that evidence of delivery could be established by, among other things (i) obtaining informed consent by a shareholder to receive the information through a particular electronic medium coupled with assuring appropriate notice and access or (ii) obtaining evidence that an investor actually received the information, for example, by electronic mail return-receipt or confirmation of accessing, downloading or printing. As described in the 1995 Release and the 2000 Release, an informed consent requires that the shareholder be apprised (a) that information provided will be available through a specific electronic media or source, (b) of the potential that the shareholder may incur costs, and (c) of the period during, and the documents for, which the consent will be effective. Further, the shareholder should be advised of his or her right to revoke the consent.

Wipro has not requested the consent of its shareholders to the delivery of the IFRS Financial Statements via its web-site and does not track whether investors access, download or print the information available on its web-site. Further, although Wipro may indicate in press releases that the IFRS Financial Statements are available on its web-site, we believe that this notice is analogous to a “publication in a newspaper” which the SEC deemed insufficient notice for purposes of electronic delivery in the 1995 Release. Accordingly, given the lack of consent from investors and lack of evidence of delivery, as well as the lack of formal notice of availability, we do not believe Wipro has delivered such information to its shareholders and shareholders cannot be deemed to have received such information. As stated above, we do not believe that mere posting of information on a company web-site should be considered distribution of such materials to security holders.

Finally, although foreign private issuers are not subject to Regulation FD, the treatment of company web-sites under Regulation FD is a useful indicator of when disclosure of information solely on a company’s web-site is considered “public”. The SEC has indicated that companies should take additional steps to alert investors that important information will be posted on a web-site before it can be considered a recognized channel of distribution and such information is deemed to be “posted and accessible” and therefore “disseminated”. While Wipro maintains a company web-site, other than references to the availability of information on its web-site, Wipro has not notified investors that it intends to post material, non-public information, nor has it historically relied on its web-site as the sole venue for the posting of material, non-public information. For these reasons, we do not believe that mere publication on the Wipro web-site constitutes public dissemination of information.

Form 6-K filed October 30, 2014

Exhibit 99.3

3.	Your response to prior comment 7 does not address the reference to the interim financial results as being audited. We further note that you present the “Consolidated Audited Financial Results for the Quarter and Six Months Ended September 30, 2014” in the Form 6-K filed on October 30, 2014. Please tell us whether your interim financial information is audited by your independent registered public accounting firm. If the financial information is not audited, please amend your Form 6-K to revise accordingly.

RESPONSE

We respectfully advise the Staff that the “Consolidated Audited Financial Results for the Quarter and Six Months Ended September 30, 2014” filed as Exhibit 99.3 to the Form 6-K filed on October 30, 2014 (the “Form 6-K”) have been audited by our statutory auditor, an independent registered public accounting firm in India in accordance with auditing standards generally accepted in India. We further advise the Staff that Exhibit 99.3 to the Form 6-K reflects the financial information published in an Indian newspaper as required by the Indian stock exchanges and is in the form and substance required by the Indian stock exchange.

*****

In connection with the Company’s responses to the Staff’s comments on its filings, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wipro believes that the foregoing fairly responds to the Staff comment letter. Wipro is prepared to provide any additional information required by the Staff in connection with its review. Wipro respectfully requests an opportunity to discuss this response letter further with the Staff if, following its review of this information, the Staff does not concur with its views. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact the undersigned at +91-80-2844-0055 or the Company’s counsel, Raj S. Judge, at Wilson Sonsini Goodrich & Rosati, P.C., at 650-320-4688.

Yours sincerely,

Wipro Limited

/s/ Suresh C. Senapaty

Suresh C. Senapaty
Chief Financial Officer and Director

Cc: Raj S. Judge, Esq.

Exhibit A

Revenue Recognition Policy as Presented in the Annual Report on Form 20-F

Revenue

The Company derives revenue primarily from software development and related services, BPO services, sale of IT and other products.

a) Services

The Company recognizes revenue when the significant terms of the arrangement are enforceable, services have been delivered and the collectability is reasonably assured. The method for recognizing revenues and costs depends on the nature of the services rendered:

A. Time and materials contracts

Revenues and costs relating to time and materials contracts are recognized as the related services are rendered.

B. Fixed-price contracts

Revenues from fixed-price contracts, including systems development and integration contracts are recognized using the “percentage-of-completion” method. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company does not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized only to the extent of contract cost incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the statement of income in the period in which such losses become probable based on the current contract estimates.

‘Unbilled revenues’ represent cost and earnings in excess of billings as at the end of the reporting period. ‘Unearned revenues’ represent billing in excess of revenue recognized. Advance payments received from customers for which no services have been rendered are presented as ‘Advance from customers’.

C. Maintenance contract

Revenue from maintenance contracts is recognized ratably over the period of the contract using the percentage of completion method. When services are performed through an indefinite number of repetitive acts over a specified period of time, revenue is recognized on a straight-line basis over the specified period unless some other method better represents the stage of completion.

In certain projects, a fixed quantum of service or output units is agreed at a fixed price for a fixed term. In such contracts, revenue is recognized with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilized by the customer is recognized as revenue on completion of the term.

b) Products

Revenue from products are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

c) Multiple element arrangements

Revenue from contracts with multiple-element arrangements are recognized using the guidance in IAS 18, Revenue. The Company allocates the arrangement consideration to separately identifiable components based on their relative fair values or on the residual method. Fair values are determined based on sale prices for the components when it is regularly sold separately, third-party prices for similar components or cost plus, an appropriate business-specific profit margin related to the relevant component.

d) Others

The Company accounts for volume discounts and pricing incentives to customers by reducing the amount of revenue recognized at the time of sale.

Revenues are shown net of sales tax, value added tax, service tax and applicable discounts and allowances. Revenue includes excise duty.

The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.